UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
PRESIDENTIAL REALTY CORPORATION
(Name of Company)
CLASS A COMMON STOCK, $0.10 PAR VALUE PER SHARE
(Title of Class of Securities)
74 1004 10 5
(CUSIP Number)
Jeffrey Joseph, General Partner
Pdl Partnership
c/o Presidential Realty Corporation
180 South Broadway
White Plains, NY 10605
914-948-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 25, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	74 1004 10 5	SCHEDULE 13D	Page	2	of	21

1	NAME OF REPORTING PERSON Pdl Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		198,735

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		198,735

WITH:	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,735

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%

14	TYPE OF REPORTING PERSON

PN

CUSIP NO.	74 1004 10 5	SCHEDULE 13D	Page	3	of	21

1	NAME OF REPORTING PERSON Jeffrey Joseph

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		198,735

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000

WITH:	10	SHARED DISPOSITIVE POWER

		198,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	199,735*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.1%**

14	TYPE OF REPORTING PERSON

	IN

*	Does not include 134,721 shares of Class B Common Stock owned by Mr. Joseph personally, as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition thereof.

**	Based on 442,533 shares of Class A Common Stock outstanding.

CUSIP NO.	74 1004 10 5	SCHEDULE 13D	Page	4	of	21

1	NAME OF REPORTING PERSON Thomas Viertel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		16,099

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		198,735

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,099

WITH:	10	SHARED DISPOSITIVE POWER

		198,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	214,834*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.6%**

14	TYPE OF REPORTING PERSON

	IN

*	Does not include 34,898 shares of Class B Common Stock owned by Mr. Viertel personally, as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition thereof.

**	Based on 442,533 shares of Class A Common Stock outstanding.

CUSIP NO.	74 1004 10 5	SCHEDULE 13D	Page	5	of	21

1	NAME OF REPORTING PERSON Steven Baruch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS).
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		5,740

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		203,497*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,740

WITH:	10	SHARED DISPOSITIVE POWER

203,497*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,237**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.3%***

14	TYPE OF REPORTING PERSON

IN

*	Includes 4,762 Class A shares held as co-trustee under a trust, the beneficial ownership of which is disclaimed.

**	Does not include 41,868 shares of Class B Common Stock, of which 9,031 shares of Class B Common Stock are held as co-trustee under a trust, the beneficial ownership of which is disclaimed, and as to the remaining shares, he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition thereof.

***	Based on 442,533 shares of Class A Common Stock outstanding.

Preliminary Note:
The original Schedule 13D (the “Original Schedule 13D”) was filed on September 5, 1985 in paper format by BJV Partnership, a New York general partnership of which Steven Baruch, Thomas Viertel and Jeffrey F. Joseph were the sole general partners. This Amendment No. 1 (this “Amendment”) is being filed to update the information in the original Schedule 13D. As required by Rule 13d-2(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 1 restates the entire text of the Original Schedule 13D (other than the updated cover pages) but does not refile the exhibits, which were filed in paper format. The heading “Original” in the Items below precedes the text of the Original Schedule 13D, and the heading “Amendment No. 1,” in the Items below precedes the text as amended by this Amendment.

Item 1.	Security and Company.
ORIGINAL:
This Statement relates to the Class A Common Stock, $.10 par value (the “Class A Shares”), of Presidential Realty Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 180 South Broadway, White Plains, New York 10605.

Item 2.	Identity and Background.
ORIGINAL:
This Statement is being filed by BJV Partnership, a New York general partnership (“BJV”). The principal offices of BJV are located at 180 South Broadway, White Plains, New York 10605. The principal business of BJV is holding investments in real property and in corporations involved in the real estate business.
Steve Baruch, Thomas Viertel and Jeffrey Joseph are the sole partners in BJV. The business address for each of Messers. Baruch, Viertel and Joseph is 180 South Broadway, White Plains, New York 10605. Mr. Baruch is the President of Ivy Properties, Ltd. (“Ivy”), Mr. Viertel is Chairman of the Board of Ivy and Mr. Joseph is Vice-President and General Counsel of Ivy. Ivy is a New York corporation which, through affiliated corporations and partnerships, is involved primarily in the business of acquiring properties and converting them to cooperative status. In addition, Presidential Management Corp., a wholly-owned subsidiary of Ivy, manages the rental properties owned by the Issuer and some of the properties which secure notes held by the Issuer and provides consulting services to the Issuer.
Presidential Management Corp., had, until 1979, been a wholly-owned subsidiary of the Issuer. In 1979, in connection with its decision to qualify as a real estate investment trust under the Internal Revenue Code of 1954, the Issuer sold Presidential Management Corporation to Ivy. Prior to such sale, Steven Baruch and Thomas Viertel, two of the owners of Ivy, had been directors and officers of the Issuer and Jeffrey Joseph, the third owner of Ivy, had been an officer of the Issuer. In addition, Steven Baruch is the son of Joseph M. Baruch, a director of the Issuer, and the cousin of Robert E. Shapiro, a director and Chairman of the Board of the Issuer, and Joseph Viertel, a director and President of the Issuer. Thomas Viertel is the son of Joseph

Viertel and the nephew of Robert E. Shapiro and the cousin of Joseph M. Baruch, a director of the Issuer.
During the last five years neither BJV, Steven Baruch, Thomas Viertel nor Jeffrey Joseph has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
AMENDMENT NO. 1:
On September 29, 1991, BJV transferred the 198,735 Class A Shares of the Issuer then owned by it to Pdl Partnership (“PDL”), a New York general partnership whose sole business was and is to hold the Class A Shares. PDL is owned by Messrs. Baruch, Viertel and Joseph in the same proportions as they owned BJV. As of the date of this Amendment, Mr. Baruch is an Executive Vice President and a director of the Issuer; Mr. Viertel is an Executive Vice President and Chief Financial Officer of the Issuer; and Mr. Joseph is the President and Chief Executive Officer and a director of the Issuer. On November 30, 2010, Messrs. Viertel and Baruch were notified that their employment as officers of the Issuer will terminate as of December 31, 2010 although they will continue to serve as directors of the Issuer until their successors are elected and qualify.

Item 3.	Source and Amount of Other Funds or Consideration.
ORIGINAL:
The amount of the funds used in making the purchase of 135,014 of the Class A Shares reported as beneficially owned in Item 5 was $1,968,210. Of such amounts, $213,957 was derived from general funds of BJV and the remaining $1,754,253 was loaned to BJV by the persons from whom BJV acquired the Class A Shares, as follows:

Lender	Amount
Robert E. Shapiro	$991,835
Rita Shapiro	17,861
Carol Spector	15,957
Joseph Viertel	652,192
Janet Viertel	17,248
Jules Shapiro*	28,560
Jules Shapiro*	30,600

$1,754,253

*	In his capacity as Trustee under an instrument of trust dated December 18, 1960.
The remaining 69,846 Class A Shares reported as beneficially owned in Item 5 are to be purchased within six months following the death of the seller of such Class A Shares (the “Seller”) pursuant to an Agreement of Sale dated July 26, 1985 and effective August 26, 1985, between BJV and the Seller (the “Agreement”). Pursuant to the Agreement, the price per Class

A Share for such 69,846 Class A Shares will be the average price for the sale of all Class A Shares sold on the American Stock Exchange (excluding Class A Shares sold by BJV or any partner in BJV) during the six months immediately preceding the date of the Seller’s death (the “Average Price”), provided that the purchase price per Class A Share shall not be less than $13.625 nor more than an amount equal to the sum of (a) $13.625 plus (b) 50% of the excess of the Average Price over $13.625.
AMENDMENT NO. 1:
In November 1986, BJV acquired the 69,846 Class A Shares pursuant to the Agreement; these shares were then pledged pursuant to the security agreement arrangements described in Item 6 hereof. As of the date hereof, PDL has 190,881 Class A Shares pledged pursuant to the security agreement arrangements described in Item 6 hereof.
Since the Original Schedule 13D was filed, each of Messrs. Baruch, Viertel and Joseph have either purchased Class A Shares or shares of Class B common stock (the “Class B Shares”) using personal funds or received restricted stock grants as part of their compensation from the Issuer.

Item 4.	Purpose of Transaction.
ORIGINAL:
BJV acquired the Class A Shares owned by it in order to obtain control of the Issuer. The holders of Class A Shares are entitled to elect two-thirds of the Board of Directors of the Issuer. Accordingly, by reason of its beneficial ownership of 42.8% of the outstanding Class A Shares, BJV is in a position to substantially control elections of the Board of Directors of the Issuer. Neither BJV nor any of the general partners of BJV currently intends to have any general partner or any other nominee of BJV seek election as a director or officer of the Issuer.
Except as described in Item 3 above, neither BJV, Mr. Baruch, Mr. Viertel nor Mr. Joseph has any plan or proposal with respect to the Issuer that relates to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
AMENDMENT NO. 1:
Directors and Officers. Mr. Baruch became an Executive Vice President of the Issuer in 1992; Mr. Viertel became Chief Financial Officer and an Executive Vice President of the Issuer in 1992; and Mr. Joseph became President and Chief Executive Officer of the Issuer in 1991. Messrs. Baruch, Viertel and Joseph became directors of the Issuer elected by the holders of Class A Shares in 2007, 1993 and 2009, respectively. On November 30, 2010, Messrs. Viertel and Baruch were notified that their employment as officers of the Issuer will terminate as of December 31, 2010 although they will continue to serve as directors of the Issuer until their successors are elected and qualify.
Plan of Liquidation. From time to time, the general partners of PDL, in their capacities as directors and officers of the Issuer, which has been seeking to maximize Issuer stockholder value, have considered various strategic alternatives, including a merger, consolidation or sale of all or substantially all of the Issuer’s assets in a single transaction. To date, no appropriate opportunity has been found. In early 2010, Issuer announced that the Issuer’s Board of Directors (the “Board”) expected to request the approval of its stockholders for the sale of all or substantially all of its assets and the adoption of a plan of liquidation. In April 2010, in order to address actual or potential conflicts of interest, the Board approved the formation of a Special Committee consisting of Richard Brandt, Mortimer Caplin and Robert Feder, the independent directors of the Board, to consider and analyze alternatives available to the Issuer, including liquidation (the “Special Committee”). On August 25, 2010, the Special Committee and the full Board unanimously (i) determined in good faith that the a plan of liquidation (the “Plan of Liquidation Proposal”) is advisable and substantively and procedurally fair to and in the best interests of the Issuer and its stockholders, (ii) approved the Plan of Liquidation Proposal and (iii) recommended approval of the Plan of Liquidation Proposal by the holders of the Class A Shares and Class B Shares. Each of the directors and officers of the Issuer, including Messrs. Baruch, Viertel and Joseph, agreed to vote all Class A Shares and Class B Shares owned by them in favor of the Plan of Liquidation Proposal. On September 7, 2010, the Issuer filed a proxy statement in preliminary form requesting the approval of the stockholders of the Issuer for the Plan of Liquidation Proposal. On December 6, 2010, the Issuer filed an amended proxy statement in preliminary form setting an Annual Meeting Date of January 20, 2010. The Board, subject to the approval of the Special Committee, may amend or abandon the Plan of Liquidation for any reason before or after it has been approved by the Issuer’s stockholders without any further action by the stockholders. However, the Board expects to do so only if the Issuer enters into an agreement with a third party to acquire the Issuer, either through a merger or a tender offer, that it believes will be more favorable to the stockholders, including the consideration of potential tax consequences to the stockholders and the Issuer as a result of such transaction.
Ivy Consolidated Loan. As part of a Settlement Agreement effectuated in November 1991 between the Issuer and Ivy, certain of the Issuer’s outstanding nonrecourse loans to Ivy (most of which had previously been written down to zero) were modified and consolidated into two nonrecourse loans (collectively, the “Ivy Consolidated Loan”), which currently have an aggregate outstanding principal balance of $4,770,050 and a net carrying value of zero. The Board also has a long-standing resolution pursuant to which the Issuer will not make any loan to Ivy nor enter into any other material transaction with Ivy unless such transaction is unanimously approved by the Directors of the Issuer who are not otherwise affiliated with the Issuer or Ivy (with no more than one abstention).
In 1996, the Issuer and the Messrs. Baruch, Viertel and Joseph agreed to modify the Settlement Agreement to provide that the only payments required under the Ivy Consolidated Loan would be paid by the them in an amount equal to 25% of the operating cash flow (after provision for certain reserves) of Scorpio Entertainment, Inc., a company owned by Messrs. Baruch and Viertel that acts as a producer of theatrical productions. To the extent that the Issuer receives payments under these notes, such payments will be applied to unpaid and unaccrued interest and recognized as income. During 2009, the Issuer did not receive any interest on the Ivy Consolidated Loan. At December 31, 2009, the total unpaid and unaccrued interest on the Ivy Consolidated Loan was $3,677,702. The Issuer has publicly stated that it does not expect to recover any of the principal of the Ivy Consolidated Loan.
In connection with the Special Committee’s and Board’s approval of the Plan of Liquidation Proposal, it was agreed that Mr. Viertel and Mr. Baruch could acquire, or cause the acquisition of, the Ivy Consolidated Loan for $100,000 as part of the Plan of Liquidation. This purchase price was based on the Issuer’s belief that that it will not be able to obtain a third party purchaser for the Ivy Consolidated Loan because of the uncertainty of any payment on the nonrecourse Ivy Consolidated Loan, the respective ages of Messrs. Viertel and Baruch, the difficulty in determining whether Messrs. Viertel and Baruch will continue to operate Scorpio Entertainment and the inability to predict whether any theatrical production produced by Scorpio Entertainment will be successful.
De-listing of Class B Shares. The Class B Shares may no longer be eligible for listing on the NYSE Amex as a result of adopting the Plan of Liquidation Proposal. The policy of the NYSE Amex is to consider delisting a company if, among other reasons:
•	the total number of public stockholders is less than 300;
•	if the aggregate market value of shares publicly held is less than $1 million for more than 90 consecutive days; or
•	if liquidation has been authorized by a company’s board of directors and stockholders.
Furthermore, in the event that the Board elects to transfer the Issuer’s remaining assets into a liquidating trust, as permitted by the Plan of Liquidation, the trust certificates to be issued to each stockholder will most likely not be transferable, except in certain very limited circumstance, such as upon the death of holder.
Termination of Registration; Liquidating Trust. Upon the final distribution to stockholders of the remaining assets of the Issuer, the Issuer will cause the deregistration of the Class A Shares and as well as its Class B Shares with the Securities and Exchange Commission (the “SEC”). In addition, under applicable SEC guidelines, a liquidating trust need not comply with the registration and reporting requirements of the Exchange Act, because it is not considered an issuer of “equity securities.” If the Issuer transfers assets to a liquidating trust, as permitted under the Plan of Liquidation, it intends to comply with the SEC guidelines, which provide, among other things, that the trustees of the liquidating trust will provide each holder of a beneficial interest in the liquidating trust with periodic reports containing unaudited financial statements and certain other limited information and will file such reports on Forms 10-K and 8-K. These disclosure obligations are substantially less than the information a holder of the Issuer’s common stock currently receives from the Issuer. While the Special Committee has not determined who the trustees of the liquidating trust will be, it is likely that Mr. Joseph will be one of the trustees.
Except as set forth in this Item 4, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:
(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(iv)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v)	Any material change in the present capitalization or dividend policy of the Issuer;
(vi)	Any other material change in the Issuer’s business or corporate structure;
(vii)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(viii)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(x)	Any action similar to any of those enumerated above.
Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Company.
ORIGINAL:
(a) BJV owns directly 135,014 of the Class A Shares and has the right to acquire pursuant to the Agreement an additional 69,846 Class A Shares, representing in the aggregate 42.8% of the total number of Class A Shares outstanding (based the number of Class A Shares outstanding on the date hereof [September 3, 1985]). In conjunction with the execution of the Agreement, the Seller granted to BJV an irrevocable proxy (the “Proxy”) to vote the 69,846 Class A Shares covered by the Agreement. In addition, Mr. Baruch owns directly 1,675 Class A Shares, Mr. Viertel owns directly 12,034 Class A Shares, and Mr. Baruch is a co-trustee of a trust which holds 4,762 Class A Shares, representing .3%, 2.5% and 1.0%, respectively, of the total number of Shares outstanding (based on the number of Class A Shares outstanding on the date hereof [September 3, 1985]).
(b) BJV has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the 135,014 Class A Shares directly owned by it and the 69,846 Class A Shares which it has the right to acquire under the Agreement; Mr. Baruch has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the 1,675 Class A Shares directly owned by him; Mr. Viertel has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the 12,034 Class A Shares owned by him; and Mr. Baruch has the shared power to vote or to direct the vote and the shared power to dispose of or to direct the disposition of the 4,762 Class A Shares owned by the trust for which he serves as a co-trustee.
(c) The only transactions in the Shares effected by BJV, Mr. Baruch, Mr. Viertel or Mr. Joseph during the past 60 days were (1) the agreement to purchase 69,846 Class A Shares pursuant to the Agreement and (2) the transactions described on Appendix A hereto.
(d) Except as described in the next sentence, no person other than BJV and Messers. Baruch, Viertel and Joseph, the general partners of BJV, has the right to receive or the power to direct the receipt of dividends from, or the proceeds fret the sale of, the Class A Shares beneficially owned by BJV. Until BJV acquires the 69,867 Class A Shares which BJV has the right to acquire under the Agreement, the Seller will have the right to receive and the power to direct the receipt of dividends from such Class A Shares.
(e) Not applicable.
AMENDMENT NO. 1:
(a) — (b) As of the date hereof, each of the Reporting Persons beneficially owns Class A Shares as follows:
•	PDL owns 198,735 Class A Shares, representing 44.9% of the outstanding Class A Shares. PDL has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of such Class A Shares in accordance with the voting agreement of the general partners of PDL described in Item 6.
•	Mr. Baruch shares voting and dispositive power with respect to the 198,735 Class A Shares owned by PDL with Messrs. Viertel and Joseph, as described in Item 6 below. Mr. Baruch is also the owner of 5,740 Class A Shares as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition thereof, and 4,762 Class A shares held as co-trustee under a trust, for which he disclaims beneficial ownership, and for which he shares the power to vote or to direct the vote and the power to dispose or to direct the disposition thereof. The aggregate of 209,237 Class A Shares deemed beneficially owned by Mr. Baruch represents 47.3% of the Class A Shares outstanding. Mr. Baruch also owns 41,868 Class B Shares, of which 9,031 shares of Class B Common Stock are held as co-trustee under a trust, for which he disclaims beneficial ownership and for which he shares the power to vote or to direct the vote and the power to dispose or to direct the disposition thereof.
•	Mr. Viertel shares voting and dispositive power with respect to the 198,735 Class A Shares owned by PDL with Messrs. Baruch and Joseph, as described in Item 6 below. Mr. Viertel also owns 16,099 Class A Shares as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition thereof. The aggregate of 214,834 Class A Shares deemed beneficially owned by Mr. Viertel represents 48.6% of the Class A Shares outstanding. Mr. Viertel also owns 34,898 Class B Shares.

•	Mr. Joseph shares voting and dispositive power with respect to the 198,735 Class A Shares owned by PDL with Messrs. Baruch and Viertel, as described in Item 6 below. Mr. Joseph also owns 1,000 Class A Shares as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition thereof. The aggregate of 199,735 Class A Shares deemed beneficially owned by Mr. Baruch represents 45.1% of the Class A Shares outstanding. Mr. Joseph also owns 134,721 Class B Shares.
In accordance with Rule 13d-3 under the Act, each of the Reporting Persons is deemed to be the beneficial owner of an aggregate of the 198,735 Class A Shares owned by PDL. However, each of the individual Reporting Persons disclaims beneficial ownership of the Class A Shares directly owned by the other individual Reporting Persons.
(c) None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
ORIGINAL:
Except for (1) the Agreement, (2) the Proxy, (3) the loans described in Item 3 above and (4) as described below, neither BJV, Mr. Baruch, Mr. Viertel nor Mr. Joseph has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
BJV has entered into Security Agreements dated August 26, 1985 described in Appendix B hereto pursuant to which BJV has pledged Class A Shares to secure Notes delivered in connection with the loans described in Item 3 hereof.
Messrs. Baruch, Viertel and Joseph entered into an Agreement dated August 27, 1985, pursuant to which they agreed that the Class A Shares owned by BJV may (1) be voted by BJV only by action of any two of them or (2) be sold by BJV only with the approval of any two of them.
AMENDMENT NO. 1:
In September 1991, in connection with the transfer of the ownership of the Class A Shares from BJV to PDL, PDL assumed all the rights and obligations of BJV under the Notes and Security Agreements and the agreement among Messrs. Baruch, Viertel and Joseph with respect to voting and disposition of the Class A Shares owned by BJV was amended to refer to the ownership of such shares by PDL.

As described in Item 4 of this Amendment, the Issuer is presenting for approval the Plan of Liquidation Proposal to its stockholders, and the directors and officers of the Issuers, which include the individual Reporting Persons, have agreed to vote all Class A Shares and Class B Shares beneficially owned by them in favor of the Plan of Liquidation Proposal.
To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
ORIGINAL:1
1.	Note dated August 26, 1985 pursuant to which BJV agrees to pay $991,835.00 to Robert E. Shapiro.

2.	Note dated August 26, 1985 pursuant to which BJV agrees to pay $17,861.00 to Rita Shapiro.

3.	Note dated August 26, 1985 pursuant to which BJV agrees to pay $15,957.00 to Carol Spector.

4.	Note dated August 26, 1985 pursuant to which BJV agrees to pay $652,192.00 to Joseph Viertel.

5.	Note dated August 26, 1985 pursuant to which BJV agrees to pay $17,248.00 to Janet Viertel.

6.	Note dated August 26, 1985 pursuant to which BJV agrees to pay $28,560.00 to Jules Shapiro, as Trustee.

7.	Note dated August 26, 1985 pursuant to which BJV agrees to pay $30,600.00 to Jules Shapiro as Trustee.

8.	Security Agreement dated August 26, 1985 between BJV and Robert E. Shapiro.

9.	Security Agreement dated August 26, 1985 between BJV and Rita Shapiro.

10.	Security Agreement dated August 26, 1985 between BJV and Carol Spector.

11.	Security Agreement dated August 26, 1985 between BJV and Joseph Viertel.

12.	Security Agreement dated August 26, 1985 between BJV and Janet Viertel.

[1]	These exhibits are not refiled with this electronic filing.

13.	Security Agreement dated August 26, 1985 between BJV and Jules Shapiro, as trustee under an instrument of trust dated December 18, 1960.

14.	Security Agreement dated August 26, 1985 between BJV and Jules Shapiro, as trustee under an instrument of trust dated December 18, 1960.

15.	Irrevocable proxy dated August 26, 1985 executed by Jules Shapiro which grants BJV the right to vote the 69,846 Class A Shares to be purchased by BJV pursuant to the Agreement.

16.	Agreement dated August 27, 1985 between Steven Baruch, Thomas Viertel and Jeffrey Joseph with respect to voting and sale of the Class A Shares owned by BJV.
AMENDMENT NO. 1:
A.	Joint Filing Agreement

B.	Plan of Liquidation; incorporated by reference to Exhibit A to the Preliminary Proxy Statement for the Annual Meeting of Stockholders of the Issuer, as filed on August 26, 2010, amended December 6, 2010.

Signature
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 6, 2010	PDL PARTNERSHIP, A New York General Partnership
	By:	/s/ Jeffrey F. Joseph
Jeffrey F. Joseph, Partner

	By:	/s/ Thomas Viertel
Thomas Viertel, Partner

	By:	/s/ Steven Baruch
Steven Baruch, Partner

APPENDIX A2
     All of the acquisitions described below were pursuant to private transactions:

	Number of
	Class A
	Shares	Name of
Date	Purchased	Seller	Price Per Share
8/26/85	53,728	Joseph Viertel	$14.00
8/26/85	1,232	Janet Viertel	14.00
8/26/85	72,789	Robert Shapiro	15.00
8/26/85	1,323	Rita Shapiro	15.00
8/26/85	1,182	Carol Spector	15.00
8/26/85	680	Ellen Vitteta	15.00
8/26/85	2,040	Jules Shapiro*	14.00
8/26/85	2,040	Jules Shapiro*	15.00

*	In his capacity as Trustee under an instrument of trust dated December 18, 1960.

[2]	This Appendix A is from the Original Schedule 13D.

APPENDIX B3

Number of
Class A		Amount of
Shares	Name of	Note Secured
Pledged	Pledgee	by the Pledge
72,789	Robert E. Shapiro	$991,835
1,323	Rita Shapiro	17,861
1,773	Carol Spector	15,957
53,728	Joseph Viertel	652,192
1,232	Janet Viertel	17,248
2,040	Jules Shapiro*	28,560
2,040	Jules Shapiro*	30,600

*	In his capacity as Trustee under an instrument of trust dated December 18, 1960.

[3]	This Appendix B is from the Original Schedule 13D.

EXHIBIT INDEX
ORIGINAL:4

Exhibit
Number	Description
1	Note dated August 26, 1985 pursuant to which BJV agrees to pay $991,835.00 to Robert E. Shapiro.

2	Note dated August 26, 1985 pursuant to which BJV agrees to pay $17,861.00 to Rita Shapiro.

3	Note dated August 26, 1985 pursuant to which BJV agrees to pay $15,957.00 to Carol Spector.

4	Note dated August 26, 1985 pursuant to which BJV agrees to pay $652,192.00 to Joseph Viertel.

5	Note dated August 26, 1985 pursuant to which BJV agrees to pay $17,248.00 to Janet Viertel.

6	Note dated August 26, 1985 pursuant to which BJV agrees to pay $28,860.00 to Jules Shapiro, as Trustee.

7	Note dated August 26, 1985 pursuant to which BJV agrees to pay $30,600.00 to Jules Shapiro, as Trustee.

8	Security Agreement dated August 26, 1985 between BJV and Robert E. Shapiro.

9	Security Agreement dated August 26, 1985 between BJV and Rita Shapiro.

10	Security Agreement dated August 26, 1985 between BJV and Carol Spector.

11	Security Agreement dated August 26, 1985 between BJV and Joseph Viertel.

12	Security Agreement dated August 26, 1985 between BJV and Janet Viertel.

13	Security Agreement dated August 26, 1985 between BJV and Jules Shapiro, as trustee under an instrument of trust dated December 18, 1960.

14	Security Agreement dated August 26, 1985 between BJV and Jules Shapiro, as trustee under an instrument of trust dated December 18, 1960.

15	Irrevocable proxy dated August 26, 1985 executed by Jules Shapiro which grants BJV the right to vote the 69,846 Class A Shares to be purchased by BJV

[4]	These exhibits are not refiled with this electronic filing.

Exhibit
Number	Description
pursuant to the Agreement.

16	Agreement dated August 27, 1985 between Steven Baruch, Thomas Viertel and Jeffrey Joseph with respect to voting and sale of the Class A Shares owned by BJV.
Amendment No. 1:
A Joint Filing Agreement